

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 21, 2006

Frank A. Cassou
Executive Vice President
NextWave Wireless LLOC
12670 High Bluff Drive
San Diego, CA 92130

RE: NextWave Wireless LLC
Registration Statement on Form 10
Filed May 1, 2006
File No. 0-51958

Dear Mr. Cassou:

We have completed our review of your Form 10 and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: Marita A. Makinen, Esq.
Weil, Gotschal & Manges LLP
Via Facsimile: (212) 310-8007